December 19, 2016

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French

Re:	Bloom Energy Corporation
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted November 3, 2016
CIK No. 0001664703

Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 4 (the “Draft No. 4”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 22, 2016 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 4 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Risk Factors, page 16

1.	We note your response to comment 2. However, it remains unclear why there are no material potential conflicts of interests arising from your relationship to your shareholders and to the PPA entities. For example, if it were in the interest of a PPA entity to renegotiate the terms of a maintenance or administration agreement or to resolve an ambiguity in such an agreement, who would determine whether to initiate renegotiation discussions and resolve the ambiguities? Where your response refers to provisions in relevant agreements that mitigate conflicts, please cite with specificity the specific exhibit number and section that includes those provisions.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

The Company advises the Staff that there may be circumstances in which potential conflicts of interest arise as between the Company and the PPA entities, but continues to believe that these conflicts of interest are sufficiently mitigated through the consents and disclosures provided contractually to the PPA investors and note holders as noted below. The Company has updated its risk factor disclosure on page 34 of Draft No. 4 to acknowledge this potential conflict of interest.

Regarding the specific example posited, the Company maintains an active dialogue with the equity investor(s) and lender(s) involved in each PPA project, including through providing reports regarding the project’s performance metrics and financial health, and would consider in good faith any requested revisions to the applicable maintenance and/or administration agreement proposed by such parties. In this regard, the Company notes its disclosure on page 17 of Draft No. 4 regarding the Company’s need to attract investors to help customers finance purchases; it is important that the Company continue to foster and maintain a good working relationship with each of its existing investors in order to attract financing for future projects.

With respect to the provisions in the transaction documents that serve to mitigate any conflicts of interest between the Company and the applicable PPA entity, the Company refers the Staff to the following provisions of the exhibits to the Registration Statement. The following is not intended to be an exhaustive list of the provisions mitigating any potential conflicts of interest.

•	In Exhibit 10.12: (i) Section 3.2(f) requires that the Company obtain the approval of the equity investor in PPA II prior to taking certain “Major Decisions,” as defined in such agreement; (ii) Section 7.1 requires delivery to the equity investor of certain reports including monthly reports detailing the operational performance of the Project and annual budgets, and (iii) Section 8.2(d) allows the equity investor to remove the Company as Managing Member of such project for cause, including for breach of its obligations under the LLC agreement.

•	In Exhibit 10.37: (i) Section 2.01(a) requires that the Company supervise and monitor all service providers, including the Company in its role as ‘Operator’ under the PPA II O&M Agreement; (ii) Section 2.01(b) requires that the Company take such actions as are necessary to enforce each service provider’s compliance with its obligations to the PPA II project entities, and (iii) Section 2.01(s) requires that the Company notify the equity investor within five business days of any default of a party to a material contract in connection with PPA II.

•	In Exhibit 10.42: (i) Section 6.2 requires that the Company obtain the approval of the equity investor in PPA IIIa prior to taking certain material decisions set forth in such section; (ii) Section 8.4 requires delivery to the equity investor of certain reports including monthly reports detailing the operational performance of the project and annual budgets, and (iii) Section 6.3 allows the equity investor to remove the Company as Managing Member of such project for cause, including for breach of its obligations under the LLC agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

•	In Exhibit 10.49: (i) Section 2.01(a) requires that the Company supervise and monitor all service providers, including the Company in its role as ‘Operator’ under the PPA IIIa O&M Agreement; (ii) Section 2.01(b) requires that the Company take such actions as are necessary to enforce each service provider’s compliance with its obligations to the PPA IIIa project entities, and (iii) Section 2.01(q) requires that the Company notify the equity investor within five business days of any default of a party to a material contract in connection with PPA IIIa.

•	In Exhibit 10.53: (i) Section 6.2 requires that the Company obtain the approval of the equity investor in PPA IIIb prior to taking certain material decisions set forth in such section; (ii) Section 8.4 requires delivery to the equity investor of certain reports including monthly reports detailing the operational performance of the project and annual budgets, and (iii) Section 6.3 allows the equity investor to remove the Company as Managing Member of such project for cause, including for breach of its obligations under the LLC agreement.

•	In Exhibit 10.68: (i) Section 2.01(a) requires that the Company supervise and monitor all service providers, including the Company in its role as ‘Operator’ under the PPA IIIb O&M Agreement; (ii) Section 2.01(b) requires that the Company take such actions as are necessary to enforce each service provider’s compliance with its obligations to the PPA IIIb project entities, and (iii) Section 2.01(q) requires that the Company notify the equity investor within five business days of any default of a party to a material contract in connection with PPA IIIb.

•	In Exhibit 10.19: (i) Section 6.2 requires that the Company obtain the approval of the equity investor in PPA IV prior to taking certain material decisions set forth in such section; (ii) Section 8.4 requires delivery to the equity investor of certain reports including monthly reports detailing the operational performance of the project and annual budgets, and (iii) Section 6.3 allows the equity investor to remove the Company as Managing Member of such project for cause, including for breach of its obligations under the LLC agreement.

•	In Exhibit 10.75: (i) Section 2.01(a) requires that the Company supervise and monitor all service providers, including the Company in its role as ‘Operator’ under the PPA IV O&M Agreement; (ii) Section 2.01(b) requires that the Company take such actions as are necessary to enforce each service provider’s compliance with its obligations to the PPA IV project entities, and (iii) Section 2.01(q) requires that the Company notify the equity investor within five business days of any default of a party to a material contract in connection with PPA IV.

•	In Exhibit 10.29: (i) Section 6.2 requires that the Company obtain the approval of the equity investor in PPA V prior to taking certain material decisions set forth in such section; (ii) Section 8.4 requires delivery to the equity investor of certain reports including monthly reports detailing the operational performance of the project and annual budgets, and (iii) Section 6.3 allows the equity investor to remove the Company as Managing Member of such project for cause, including for breach of its obligations under the LLC agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

•	In Exhibit 10.79: (i) Section 2.01(a) requires that the Company supervise and monitor all service providers, including the Company in its role as ‘Operator’ under the PPA V O&M Agreement; (ii) Section 2.01(b) requires that the Company take such actions as are necessary to enforce each service provider’s compliance with its obligations to the PPA V project entities, and (iii) Section 2.01(q) requires that the Company notify the equity investor within five business days of any default of a party to a material contract in connection with PPA V.

Selected Consolidated Financial Data, page 50

Product Accepted During the Period, page 53

2.	We note your disclosure in response to comment 50 that product acceptances during the period is used to gauge the operational volume and trajectory of your business, and that it includes servers that were sold to existing customers under your PPA I decommissioning program. Please explain to us why you include the servers sold under the PPA I decommissioning program and why these are considered part of your current operational volume and trajectory of your business.

The Company respectfully advises the Staff that the servers sold under the PPA I decommissioning program generate incremental product, installation and service billings. Further, these new systems deployed are manufactured and installed at the customers’ sites requiring inventory, production, working capital and installation management. Operationally (to build and ship), these deployments are no different than systems sold to new customers. Therefore, these related acceptances are considered part of our current operational volume. When any Energy Servers are decommissioned, they are excluded from that period’s disclosed cumulative megawatts deployed figures.

3.	Please disclose why your 2015 billings for installation and maintenance increased at a much greater rate than your billings for product accepted.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of Draft No. 4.

Free Cash Flow, page 53

4.	We note you remove the impact of operating cash flows and cash flows used in the purchase of property, plant and equipment of your minority owned PPA entities based upon the determination that you do not have the right to receive the operating cash flows generated by these entities. Please explain to us how this presentation is consistent with the disclosure on page 94 that you have consolidated these entities since you determined you are the primary beneficiary and have the power to direct the activities, bear the obligation to absorb losses and the right to receive benefits of these entities that could be significant. In addition, please explain to us how you considered the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 related to the use of individually tailored recognition and measurement methods.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

The Company respectfully advises the Staff that the Company is required to consolidate the minority-owned PPA entities due to its operational control over the entities. However, due to the contractual agreements between the PPA financing entities and their majority-owned equity investors and debt providers, the stand-alone Bloom parent entity does not have access to the cash that resides in the PPA entities. That cash is restricted and governed by the financing agreements in place with the equity investors and debt providers. Given these considerations and the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations, the Company believes that as a supplement to its consolidated statements of cash flows it is helpful to disclose to investors the operating and investing cash flows generated by the PPA entities. Further, given the Staff’s comments, the Company revised its disclosures removing the references to free cash flow.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

5.	We will continue to evaluate your response to comments 7 and 40 after you provide the disclosure mentioned in the responses.

The Company advises the Staff that this disclosure will be provided in a subsequent filing.

Purchase Options, page 58

6.	Please expand your response to comment 11 to (1) tell us the aggregate dollar amount of your potential liability under all uncapped obligations as of a recent date and your analysis of whether that dollar amount must be disclosed, and (2) clarify where you have addressed your obligations if a party does not receive intended tax or other incentives as well as any obligations under “forced outage” provisions, required offers to repay debt, obligations under PPA II put options, and your obligations upon termination of the arrangements, including if tax equity investors would like to withdraw.

With respect to the first part of the Staff’s comment, the Company respectfully advises the Staff that the Company does not have any uncapped potential liabilities and revised its disclosure on page 64 of Draft No. 4. The Company’s obligations include warranty obligations, performance guarantees, and in the case of sales to our PPA entities, it could also include a potential payment penalty to the related tax equity investor for liquidated damages due to deployment delays. The Company records its estimated liabilities under all of these obligations when they can be reasonably estimated and are deemed probable. In any event, the Company’s obligations are specifically capped at a specified amount or limited to the fair market value of the Energy Servers at the time of any warranty claim.

With respect to the second part of the Staff’s comment, the Company advises the Staff that it has added disclosure of such matters to pages 66 through 69 of Draft No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

Bloom Electrons Financing Program, page 61

7.	Please tell us the extent that actual experience has varied from contractual terms governing (1) the timing and amount of payments that the PPA entities are to receive from customers and (2) the distributions the PPA entities are to make to its obligors and investors under applicable contracts.

The Company respectfully advises the staff that its PPA entities invoice its customers on a monthly basis. The Company’s customers are contractually obligated to pay for all electricity delivered at the contractual rate within the contractual payment terms. The Company’s customers pay the invoices very timely and as such, the Company has not experienced any significant variations in the timing and amount of payments that the PPA entities are to receive from its customers.

The Company’s PPA entities are obligated to make monthly or quarterly principal and interest payments to its debtors and investors and have not experienced any variations with regard to the timing and amount, as specified under the applicable agreements.

8.	Other than the PPA I decommissioning, please tell us the nature and extent of any material revisions to the agreements governing the relationships to the parties to the Bloom Electrons Financing Program.

The Company advises the Staff that there have not been any other material revisions to the agreements governing the relationships of those parties involved in the Bloom Electrons Financing Program. Any revisions have been set forth as an amendment to the relevant PPA transaction agreement and filed as an exhibit to the Registration Statement.

Obligations to PPA Entities, page 63

9.	In response to comment 16 we note you disclose on page 65 that during the period September 2010 to June 30, 2016 you made payments in the amount of $18.9 million pursuant to your One-Year Power Performance Warranties. Please revise your disclosure to explain the reason you were required to make these payments. For example, disclose why you did not generate a minimum amount of electricity and with more specificity the periods the amounts were incurred.

The Company acknowledges the Staff’s comment and revised the disclosure on page 65 of Draft No. 4.

10.	In addition, you disclose on page 64 that no Energy Servers have been repurchased under your Efficiency and One-Month Power Performance Warranties. Please revise to disclose any payments made under these warranties and discuss any inability to meet the prescribed minimum efficiency and electricity levels.

The Company acknowledges the Staff’s comment and revised the disclosure on page 64 of Draft No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

Obligations to Investors, page 66

11.	Please disclose the frequency that cash is distributed from the PPA entities to the investors, including the registrant. Also disclose how any assets will be distributed in the event of bankruptcy or other liquidation of the PPA entities.

The Company acknowledges the Staff’s comment and revised the disclosure on pages 66-67 of Draft No. 4.

PPA II, page 66

12.	We note your response to comment 15. Please disclose whether your reference to 2028 on page 62 is intended to reflect the date of the flip given current contractual terms, subject to potential termination.

The Company acknowledges the Staff’s comment and revised the disclosure on page 63 of Draft No. 4.

Obligations to End-Customers, page 68

13.	Please tell us whether 10% or more of the assets in your PPA agreements relate to any one end customer or group of related end customers. If so, please provide us your analysis of whether disclosure of the name of that customer and financial information sufficient for investors to evaluate the customer’s ability to satisfy its obligations under the PPA arrangement is necessary for investors to evaluate the information in your prospectus.

The Company acknowledges the Staff’s comment and revised the disclosure on page 70 of Draft No. 4.

Delivery and Installation . . ., page 70

14.	We note your response to comment 18 and your added disclosure indicating that your backlog will be deployed over a period of greater than one year. However, it remains unclear why you cannot disclose the dollar amount of backlog not reasonably expected to be filled in the current fiscal year. Please revise or advise. We further note disclosure on page 79 indicating a “lower volume of orders placed” during the six months ended June 30, 2016 as compared to the previous year; please revise your disclosure to present your backlog “as of a recent date.” See Regulation S-K Item 101(c)(1)(viii).

The Company acknowledges the Staff’s comment and intends to add to the Registration Statement the portion of the Company’s backlog that is reasonably expected to be filled in the current fiscal year, as well as the Company’s backlog as of a more recent date, in a subsequent submission.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

PPA I Decommissioning, page 72

15.	You disclose on page 72 that you recorded a reduction in product revenue totaling $41.8 million for the decommissioning of your energy servers. However, it appears that you also recorded revenue due to the replacement of the servers. Please disclose the amount of any revenue recorded from the replacement of servers to clearly indicate that this revenue is not from new customer sales.

The Company acknowledges the Staff’s comment and revised the disclosure on page 74 of Draft No. 4.

16.	Please revise your disclosure to include the information you provided in response to comment 21 or tell us why that information is not needed to inform investors of your results of operations.

The Company acknowledges the Staff’s comment and revised the disclosure on page 62 of Draft No. 4.

Liquidity and Capital Resources, page 85

17.	We note your response to prior comment 15. Please provide us your analysis of whether you must disclose the amount of cash to be received each year under existing contractual relationships, including your PPA and lease programs. Include in your response whether this information is necessary for investors to adequately evaluate your capital resources and related trends or the risks of an investment in your stock.

The Company acknowledges the Staff’s comment and advises that the Company determined that the amount of cash distributions to the Company from the PPA entities under its existing contractual relationships is immaterial, as can be seen in the table below, and therefore, does not believe it is necessary to disclose this information in the Registration Statement.

At September 30, 2016 (unaudited), future estimated electricity receipts, distributions to tax equity investors and distributions to the Company under its PPA entities were as follows (in thousands):

	2016	2017	2018	2019	2020	Beyond 2020
Electricity receipts	$26,960	$98,167	$96,978	$97,804	$99,625	$1,078,866
Distributions to tax equity investors	(630)	(15,299)	(11,806)	(11,838)	(9,094)	(199,906)
Distributions to Bloom	(396)	(2,629)	(2,553)	(2,356)	(3,232)	(72,881)

18.	Please expand your response to comment 25 to provide us your analysis of (1) the extent that the covenants in the “Bloom Energy Indebtedness” are restricting or likely to affect your financial flexibility and (2) the extent that the covenants in the “PPA Entities’ Indebtedness” are restricting or likely to affect the financial flexibility of any PPA entity. Also clarify whether the PPA entities are considered “subsidiaries” for purposes of the default provisions mentioned in the carryover paragraph at the top of page 87.

With respect to the first part of the Staff’s comment, the Company advises the Staff that the Company’s 5% Notes contain a minimum collateral covenant that require the Company to maintain collateral in an amount no less than 200% of the principal amount of and accrued and unpaid interest on the outstanding notes. This minimum collateral test is not a negative covenant and does not result in a default if not met. However, the minimum collateral test does restrict the

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

Company with respect to investing in non-PPA subsidiaries. If the Company does not meet the minimum collateral test, it cannot invest cash into any non-PPA subsidiary that is not a guarantor of the notes.

With respect to the second part of the Staff’s comment, the Company advises the Staff that the covenants and restrictions in the PPA entities’ debt agreements are designed to restrict the financial flexibility of the PPA entities, and for this reason cash balances from the PPA entities are accounted for as restricted cash on the Company’s balance sheet.

Each of the PPA entities has a different lender or group of lenders. However, all of the lenders have put a similar structure in place wherein all revenue for the applicable PPA entity flows through a series of accounts controlled by a depositary bank, which acts as an escrow agent. The depositary bank manages the accounts of the applicable PPA entity per stipulations of a depositary agreement and only moves money out of or between accounts upon the lenders’ approval. The Company, as Managing Member of the partnership controlling the applicable PPA entity, has little discretion over the disposition of funds held in the PPA accounts. This is a standard arrangement in the market for structured project finance.

The basic rules guiding the flow of revenue through the PPA entities’ accounts are referred to as the “waterfall.” The precise terms of the waterfall are different for each PPA entity, but in general the terms all have the same function. The terms were drafted by and for the benefit of the lenders during the negotiation of each financing transaction.

The waterfall acts to protect the lenders’ interest by assuring that PPA entity revenues are applied in the following general order: (1) protect the lenders’ collateral by paying property taxes, insurance, and maintenance; (2) from what remains, pay interest on debt; (3) from what remains, replenish draws on debt service reserves, if any; (4) from what remains, make scheduled principal payments; (5) from what remains (the “bottom of the waterfall”), distributions are allowed to equityholders provided that cash flows meet specified debt-service coverage ratio tests.

The divisions of distributions themselves are governed by separate agreements between the equity partners. Therefore, there is little flexibility in the disposition of the cash generated by the PPA entities. The Company’s only discretion as Managing Member is to determine how much cash at the bottom of the waterfall to distribute as dividends and how much to prudently retain as working capital for the PPA entity.

The PPA entities are considered subsidiaries for purposes of any default under the Company’s 5% Notes.

PPA Entities’ Indebtedness, page 87

19.	We note your response to comment 27. Please revise applicable disclosure to include the information in your response concerning when material debt must be repaid in advance of maturity.

In response to the Staff’s comment, the Company has revised its disclosure on page 90 of Draft No. 4 to provide additional information regarding the conditions under which material debt must be prepaid.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

PPA Sales, page 96

20.	Please reconcile the portion of your response to comment 29 that indicates PPA service revenue is “part of the consolidated service revenue” with your disclosure on page 97 indicating that service revenue “is included in electricity revenue.”

The Company acknowledges the Staff’s comment and revised the disclosure on page 98 of Draft No. 4.

Incentives and Grants, page 98

21.	We note your response to comment 30. Please revise your disclosure to discuss the total dollar amount subject to recapture or refund and who would be responsible for satisfying such recapture or refund obligations.

The Company acknowledges the Staff’s comment and revised the disclosure on page 100 of Draft No. 4.

Sustainability, page 113

22.	We note your response to comment 33. If your emissions disclosure in this section does not apply to all of your servers, please revise to remove any implication to the contrary.

The Company acknowledges the Staff’s comment and revised the disclosure on page 114 of Draft No. 4.

Factors Driving Customer Adoption, page 113

23.	We note your response to comment 35 and your reference to “superior efficiency” on page 113. Please disclose in your prospectus the extent of the efficiency of your product in field operation versus the efficiency of traditional power plants’ use of natural gas.

The Company acknowledges the Staff’s comment and revised the disclosure on page 114 of Draft No. 4.

Greater reliability and availability, page 119

24.	We note your response to comment 36. If the 99.99% availability is based on performance of a portion of your systems, please revise to clarify the portion of your installed base achieving this availability.

The Company acknowledges the Staff’s comment and revised the disclosure on page 120 of Draft No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

Services, page 120

25.	Please reconcile your response to comment 38 that you have no contractual obligation to upgrade with your disclosure in the second paragraph of this section that standard customer contracts include upgrades.

In response to the Staff’s comment, the Company has removed reference to “upgrades” on page 121 of Draft No. 4. While standard customer contracts include maintenance provisions, these standard contracts do not include provisions for the upgrading of power modules to newer designs or models. The Company’s service obligations are to maintain the Energy Servers so that they perform at a certain efficiency and performance warranty level. To meet this contractual obligation does not require an upgrade.

Debt and Convertible Promissory Note Financing, page 142

26.	Please expand your response to comment 39 to include the names of the related persons mentioned in the first sentence of this section and the amount of each related person’s interest in the transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 143 of Draft No. 4 to include the names of the related persons mentioned in the first sentence of this section and the amount of each related person’s interest in the transactions.

Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition, page F-16

27.	We note in response to comment 44 you indicated that your maintenance services include a periodic refresh of power modules. Please describe to us this periodic refresh that you perform, the frequency of the refresh and whether your customers can acquire and install these modules outside of your maintenance services agreement. In addition, please explain to us whether a third party would purchase an energy server from one of your customers without you agreeing to provide maintenance services.

In response to the Staff’s comment, the Company advises the Staff that under our direct sales arrangements with customers, the sale of our Energy Servers includes a standard one-year manufacturer’s warranty. The one-year standard warranty includes a performance guarantee that the Energy Server will operate at specified levels of output and efficiency and covers any necessary parts or labor required to ensure the Energy Server performs at those warranted specifications. In subsequent years, while the Energy Servers are still able to generate electricity, the output and efficiency levels would be expected to, gradually decline, but we are not obligated to maintain those servers’ output or efficiency levels beyond the term of the standard warranty. Customers have the option to either purchase a maintenance services agreement, renewable annually, whereby we will maintain the Energy Servers for them. Alternatively, they can choose to perform the maintenance services themselves. If the customer were to maintain the Energy Servers themselves, this would primarily consist of routine maintenance and occasional replacement of parts, including the power modules and other integral parts. These parts can be

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

purchased from the Company, even if the current owner of the Energy Server didn’t originally purchase the Energy Server from the Company, or does not have a maintenance services agreement with the Company. Accordingly, the Company’s Energy Servers can be sold on a stand-alone basis by customers to another third party.

A periodic refresh of the power modules is simply the replacement of the power module, when and if needed, to maintain the Energy Server at its specified output and efficiency levels. As the Energy Servers normally operate at the expected levels of efficiency and output for 4 to 5 years without any significant maintenance services, the power module replacement does not follow a set schedule, but rather the timing of the replacement occurs when the output of the Energy Servers falls to certain levels, and the Company makes a decision to replace the power modules. However, as stated above, the customer can always opt to maintain the Energy Server without having purchased a separate maintenance services agreement by purchasing parts, including power modules, from the Company.

Per ASC 605-25-25-5, a delivered item has value to the customer on a standalone basis if it is sold separately or the customer could resell the item on a standalone basis. The Company’s customers can both purchase the Energy Server without the optional maintenance services agreement, and they can resell the Energy Server without the maintenance services agreement. Owners of the Energy Servers can maintain these servers themselves or by purchasing the optional maintenance services agreement.

Note 9: Accrued Warranty, page F-28

28.	We note your response to comment 48 and the revised disclosure on page F-21 that prior to fiscal year 2014, certain MSAs with direct customers were accounted for as separately- priced warranty contracts under ASC 605-20-25. Please disclose the reason for the change in the accounting for maintenance service agreements in 2014.

In response to the Staff’s comment, the Company disclosed the reason for the change in the accounting for maintenance service agreements on page F-21 of Draft No. 4.

Note 10: Accrued Other Current Liabilities, page F-29

29.	Please explain to us the nature of the partner related sales lead generation liabilities and disclose your related accounting policy.

In response to the Staff’s comment, the partner related sales lead generation liabilities are related to PPA Company V. This liability represents payments required to be made by the Company to the financing partner upon installation of Energy Servers at customer sites. Since funding received by the PPA Company from the financing partner is used for the purchase and installation of Energy Servers at customer sites, the payments made back to the financing partner upon completion of an installation essentially represent a return of capital and are accounted for as a reduction to non-controlling interests on the consolidated balance sheet. The Company added its related accounting policy to pages 77 and F-23 of Draft No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2016

30.	We note your response to comments 14 and 53 and that you refer to the PPA entities in your prospectus as PPA I – V. Please revise your exhibit index to indicate clearly to which PPA entity an exhibit relates, using the PPA numbering system that you use in your prospectus.

In response to the Staff’s comment, the Company has revised the exhibit index to clearly indicate the PPA entity to which an exhibit relates.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Brendan Franich at (650) 335-7105.

Sincerely,

FENWICK & WEST LLP

Jeffrey R. Vetter

cc (via e-mail):	Shawn Soderberg, Esq.
Brendan Franich, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.